Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON JULY 12, 2024

1. Date, Time, and Venue: On July 12, 2024, at 11am, at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.
2. Attendance: The following Directors attended the Meeting, representing its entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mrs. José Alberto de Abreu, President, Marcelo Feriozzi Bacci, Finance and Investor Relations Executive Officer and Mr. Marcos Moreno Chagas Assumpção, as secretary.
3. Call: The meeting has been timely called under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.
4. Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
5. Agenda: To resolve on: (i) the acquisition of all assets of Pactiv Evergreen Inc. and its affiliates (‘Pactiv’) that make up the integrated plants for the production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, with total integrated paperboard capacity of approximately 420,000 (four hundred and twenty thousand) metric tons per year (“Transaction”); (ii) the execution, as a result of the Transaction, of the long-term supply agreement between Suzano and Pactiv to supply the products currently produced and consumed by Pactiv in the assets to be acquired; and (iii) the authorization for the Company's Officers to carry out any and all acts, negotiate and enter into any contracts and/or instruments and any additions thereto, necessary or convenient for the implementation of the previous resolutions, if approved.
6. Minutes in Summary Form: The Directors, unanimously and without reservations, resolved to draw up these minutes in summary form.
7. Presentation, discussion on the agenda and resolutions:
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Exhibit 99.1
7.1. Mr. David Feffer, in his capacity as Chairman of the Board, opened the meeting by thanking the members for attending and outlined the main topics on the agenda for the day.
7.2. The Directors, with a favorable opinion from the Management and Finance Committee, unanimously and without reservations, approved the Transaction, based on the following main conditions: (a) the acquisition will be carried out through a subsidiary of the Company, to be established by Suzano in the United States with capital contribution fully paid in by Suzano’s subsidiary in Austria; (b) the acquisition price of one hundred and ten million dollars (USD 110,000,000.00), to be paid in cash, subject to usual financial and operational adjustments for this type of transaction; and (c) the completion of the Transaction is subject to verification of usual precedent conditions practiced by the market in this type of transaction, including its approval by antitrust authority. Once the discussion was ended, the agenda has been closed.
7.3. The Directors, with a favorable opinion from the Management and Finance Committee, unanimously and without reservations, approved, as a result of the Transaction, the execution, on the closing date of the Transaction, of the six (6) year term supply agreement, with an extension or non-renewal clause, in the latter case, subject to a wind-down period of two (2) years, for the supply by Suzano of the products currently produced and consumed by Pactiv in the assets to be acquired.
7.4. The Directors authorized the Company's Officers to carry out any and all acts, negotiate and enter into any contracts and/or instruments and any additions thereto, necessary or convenient for the implementation of the above resolution.
8. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read, and will be signed electronically by all the Board members taking part, with the signatures having retroactive effect to the date of the meeting. It is noted that the documents and presentations that underpinned the matters discussed at this meeting have been archived on the Governance Portal. Signatures: Board Members: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. This is a true copy of the original minutes drawn up in the Company’s records.
São Paulo, SP, July 12, 2024.

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Marcos Moreno Chagas Assumpção
Secretary

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